Alon Blue Square Israel Ltd.

Monitoring Report  ו  May 2013

Author:

Elad Seroussi, Senior Analyst

elads@midroog.co.il

Contacts:

Liat Kadish, CPA, Team Leader

liatk@midroog.co.il

Sigal Issaschar, Head of Corporate Finance

i.sigal@midroog.co.il

1

Alon Blue Square Israel Ltd.

Issue/Bond Rating	A2	Outlook: Negative
Commercial Paper	Prime -1

Midroog announces it is reaffirming the A2 rating of the bonds (series A and C) issued by Alon Blue Square Israel Ltd. ("Alon Blue Square" or the "Company" or the "Group") while changing the rating outlook from stable to negative. Midroog reaffirms the P-1 rating for commercial papers (CPs) issued by the Company in a sum of NIS 75 million up to NIS 120 million. The CP rating is valid until May 22, 2014.

Following is a breakdown of the series of bonds in circulation issued by the Company and rated by Midroog:

Bond Series	Stock No.	Original Date of Issue	Fixed Annual Coupon	Linkage	Book Value of Bond Balance on December 31, 2012 (NIS M)	Remainder of Bond Repayment Years
A	Non-negotiable	Aug-03	5.90%	CPI	159	2013-2014
C	1121334	0ct-10	2.50%	CPI	130	2013-2022

Key Rating Rationale

Alon Blue Square is the largest retail group in Israel with a consolidated volume of annual sales of about NIS 13.0 billion. Alon Blue Square has over 700 selling points throughout Israel (some through franchises) in four interfacing segments of activity: food retail, non-food retail, fuel retail and real estate. The Company commands dominant market shares in the retail segments, strong brands and wide geographic spread, mainly in central locations in Israel.

The Company's core businesses are food and fuel retail – two segments characterized by medium business risk. The food retail segment is typically highly competitive with medium-level entry barriers and relatively low customer loyalty. Competition in this segment has intensified in recent years with the players fiercely vying for market shares in the heavy discount (HD) categories. The fuel marketing segment is highly regulated with competition over margins and locations, but is also characterized by entry barriers and stable demands.

The negative outlook mainly reflects the erosion in the competitive status of Mega retail chain in key parameters, such as revenue per square meter, SSS1 and operating profitability. In 2012, the Company continued to show weakness in supermarket segment results, primarily during the first half of the year. In the second half of 2012, the Company began measures which included closing money-losing outlets and streamlining operating expenses. In the non-food segment, the Company continued to post an operating loss, primarily due to the weakness of its Kfar Hasha'ashuim Toy Stores and Sheshet (house ware and gift store) outlets. The Company intends to sell its holdings in Kfar Hasha'ashuim and to make organizational changes in this segment with the aim of centralizing administrative functions and cutting corporate costs.

1 Year over year Growth in Same Stores Sales.

2

The fuel marketing segment has posted stable results during the reported period, considering the lowering of the marketing markup, and it seems that the segment has managed to overcome the marketing markup reduction. This situation was expressed in the stable outlook (A2) Dor Alon was assigned in January 2013. Dor Alon generates a high level of funds from operations (FFO) over time, although the free cash flow (FCF) is more moderate given the Company's investment needs.

The retail segment continues to show steady growth and is characterized by a portfolio of prime properties and a high quality financial profile, including holdings in unencumbered assets worth about NIS 2 billion. The Tel Aviv Wholesale Market Project is progressing according to the Company's forecasts, and its development risk is declining.

The Company also has a 49% holding in Diners Club Israel Ltd, together with Cal Ltd., which generated net profit of about NIS 40 million in 2012.

We expect the Company's financial results to pick up in 2013 with the improvement in the supermarket and non-food segments following the closing of some of Mega Bool's money-losing outlets, management focus on the rest of the chain's money-losing outlets and other cost-cutting measures in the non-food segment, including the merging of BEE Ltd. and Mega Ltd. and the sale of Kfar Hasha'ashuim activity. That said, we believe that the Company faces managerial challenges of holding onto market shares and streamlining the structure of expenses. These are critical factors for significantly improving the profitability of the food segment in the medium term given the very competitive business environment in which it operates. The negative rating outlook reflects the uncertainty regarding the Company's ability to maintain better profitability over time and meet the coverage ratios commensurate with the present rating.

The Company's financial strategy is aimed at enterprising investments and growth, a factor that contributes to business diversity, but is expressed in high leverage. Last year the Company posted an increase in debt and leverage levels, mostly owing to the development of the Tel Aviv Wholesale Market Project through Blue Square Real Estate2, which has shown progress and a decline in the risk level, but its risk exposure remains high.

The Company has a good level of liquidity and financial flexibility, mainly reliant on cash balances, convenient amortization schedule and negative working capital needs over time. The Company hardly has liens or financial covenants. In our assessment, the cash needs of Alon Israel Oil Company Ltd. (the parent company), which are not high in the short and medium terms, alongside positive business development in the parent company's activity, are positive factors reducing the pressure for a dividend payout.

2 Obligations issued by Blue Square Real Estate are rated A1/negative outlook by Midroog.

3

We will continue to monitor the developments in the Company in the coming quarters, with emphasis on preserving the positive trend in the supermarket segment, maintaining stability in the fuel marketing segment, lowering the risk of the Tel Aviv Wholesale Market Project in the real estate segment, and completing the organizational changes in BEE Group.

The P-1 rating assigned to the commercial paper (CP) is based on the Company's issuer rating. Moreover, the CP rating was assigned based on the Company's statement to Midroog that at any point in time throughout the CP period, it will maintain unencumbered liquid resources to back the CP of no less than 110% of the total CP amount issued. These include one or more of the following four resources: (1) an available and underwritten credit facility from an Aa-rated banking corporation, effective up to the end of the CP period, free of any financial covenants or restrictions; (2) an underwritten and unused facility from one of the two largest credit card companies in Israel to move up due dates on credit cards; (3) liquid deposits in Aa-rated banking corporations in Israel; (4) listed securities invested in a conservative investment portfolio (rated A and up). Maintaining these available resources is critical to the Company's ability to meet the requirement to immediately pay back the CP within seven days under the CP terms. The CP rating is also supported by an analysis of sources and uses on an expanded solo basis over a one-year period.

Lowering the Company's rating, which currently has a negative outlook, might lower the CP rating.

Alon Blue Square Israel Ltd. (Consolidated), Key Financial Figures in NIS M*:

	FY 2012	FY 2011	FY 2010	FY 2009	FY 2008
Revenue	12,850	12,346	8,344	7,192	7,429
Gross profit	2,842	2,904	2,286	2,026	2,059
Operating profit (EBIT)	184	292	243	235	265
Net profit	41	84	62	98	132
Gross profit %	22.1%	23.5%	27.4%	28.2%	27.7%
EBIT %	1.4%	2.4%	2.9%	3.3%	3.6%
EBITDA	471	566	450	400	419
FFO	199	290	280	305	273
CAPEX	244	292	228	234	311
Purchase of investment real estate	192	56	21	9	70
Dividends paid	0	75	875	0	150
EBIT for financing	0.6	0.9	1	1.3	1.6
Total assets	9,493	9,094	8,770	5,165	4,445
Liquid financial assets	707	480	534	825	282
Debt	5,381	4,955	4,671	2,341	1,694
Net debt	4,674	4,474	4,137	1,516	1,412
Equity	1,606	1,546	1,582	1,226	1,096
Equity/total assets	16.9%	17.0%	18.0%	23.7%	24.7%
Debt-to-CAP	76.3%	75.6%	74.1%	65.4%	60.4%

* As of October 3, 2010, the Company consolidates the financial statements of Dor Alon Ltd.

4

Key Rating Factors

The Group's high business diversity and spread across many conservative sectors

The Company enjoys high business diversity in the retail fields, with emphasis on food retail and fuel marketing. Over 50% of its revenues derive from the food retail segment to which can be added approximately NIS 850 million in sales at the gas station convenient stores in 2012. The Group's companies have customer clubs with over 1.5 million members, about 180,000 of which have credit cards, through the operations of Mega Retail (supermarket segment), Dor Alon (gas station complexes), non-food activity (BEE Retail) and real estate (Blue Square Real Estate).

Alon Blue Square Israel Ltd. - Main Business Segments in NIS M:

	FY 2012	FY 2011	FY 2010
Revenue
Supermarkets	6,553	6,724	6,895
Non-food	321	289	482
Gas stations and commercial complexes	5,935	5,302	4,330
Real estate**	34	31	25
Operating profit (EBIT ) before other profit
Supermarkets**	129	177	242
Non-food	12-	20-	7-
Gas stations and commercial complexes*	165	174	179
Real estate	6	15	5-
Number of outlets at end of period
Number of supermarket outlets	212	211	206
Number of gas station and commercial complexes	202	196	188
Number of convenience stores and AM:PM	209	198	177

* Operating profit (EBIT) in gas station complexes, including inventory losses

** The supermarkets segment does not include expenditures for rent paid to Blue Square Real Estate, which is offset with the consolidated statements.

The Company's activity is retail-oriented with an emphasis on basic commodities. As a rule, food and fuel retail is typically a segment with a low demand risk, alongside slow growth. These sectors are characterized by wide business diversification. The large volumes of activity compensate for moderate profitability. Working capital needs in food retailing are low and contribute to liquidity. The food retail sector typically has low entry barriers, and in recent years there has been sharp growth in commercial spaces, mostly on the part of new entrants into the discount stores field. We believe that this trend, which has stepped-up competition, will continue. According to Nielsen Survey data, the consumer products market in Israel grew in 2012 by about 1.0%, and food sales in the barcoded market went up by only 1.3%. These figures show a greater slowdown in consumption, a trend that began in the second half of 2011. Prices in the consumer product market went up towards the end of 2012, which also trickled down to the food retailers who offered fewer special discount sales.

5

In contrast, the fuel marketing segment is characterized by relatively high entry barriers. At the same time, the sector is exposed to stiff regulation and calls for relatively high capital investments. The moderate growth encourages competition over the gas station complexes and profit margins. Lowering the marketing margin in 2011 toned down competition and led to a reduction in the discounts for fleets of vehicles and at the gas stations. Competition in the diesel field remains strong.

The real estate sector is characterized by high entry barriers given the low supply of prime properties in city centers, but at the same time, the financial situation and regulation are affecting demands. The Company is primarily active in the income-producing real estate field, and most of its properties are rented to Mega. In addition, the Company has properties in the offices and logistics fields.

In 2012 the Company ventured into the cellular field by setting up a fully-owned company called Alon Cellular, which operates as a full MVNO under the brand name YouPhone. Entering this field involved relatively high expenses in 2012, the lion's share of which were for setting up the company and establishing the brand for 2013. YouPhone's business model rests on Blue Square's selling power and wide dispersal. As of the date of this report, the Company is recording growth of about 20,000 subscribers per quarter. We do not believe the cellular activity will reach a breakeven point in the short term, but we do assess that this is a value-creating activity.

Similarly, the Company holds 49% of the shares of Diners Club Israel Ltd. ("Diners"), a company issuing credit cards and clearing credit card transactions. Diners showed net profit of about NIS 40 million in each of the years 2001/12. We believe that this activity also creates significant value for the Company.

Erosion of the Company's status in the supermarket segment

The supermarket segment is one of the Company's major profit centers. The segment's share in the food, beverages and tobacco market stood at about 11.9% in 2012, down from a market share of about 12.7% in 2011 and about 14.3% in 2010. The decline in the Company's market share in the food segment was in the wake of the strengthening of the private marketing chains and the social protest movement. It felt the crunch as did competing companies, although more acutely. The Company's major competitor, Shufersal, also lost market shares during this period. The market itself grew by only 3% cumulatively in the last two years.

The volume of the Company's revenues in the supermarket segment fell by about 5% in the last two year (about NIS 170 million each year) due to losing market shares, losing outlets to competitors and selling outlets. Total revenue per square meter in 2012 was about NIS 17,200 compared to about NIS 18,100 in 2011 and about NIS 18,700 in 2010. In 2012 the Company posted a 2.6% decline in same store sales (SSS), following a decline of about 2.7% in 2011 and about 0.8% in 2010. Competitor Shufersal posted negative SSS of about 1.9% in 2012, after positive SSS of 0.2% in 2011 and 0.4% in 2010. The drop in the sale of the large chains was largely due to growth in the market shares and expansion of the private chains, such as Rami Levy, Hazi-Hinam, Victory, etc. The high growth rate of competitors and consolidation measures, such as the merger of the Zim direct marketing and Bitan Wines chains, are expected to step up competition and take another bite out of the market shares of the large chains. It should be noted that the Company also operates in the convenience store categories with Mega in the City and the Dor Alon chains: AM:PM and Alonit. The Company's position in this category is strong, supported by good locations and a good managerial ability, with emphasis on service and buying experience.

6

Operating profit was eroded in the food segment due to a decline in revenues and an increase in operating expenses.

According to the Company's assessment, the average wage in Mega outlets is about 50% higher than the average wage in the private chains.

The improvement in the EBIT of the supermarket segment in the second half of 2012 stemmed mainly from streamlining measures the Company took as well as the sale of seven money-losing outlets[3].

Results of the Supermarket Segment by Quarters:

Midroog's base scenario takes into account that the supermarket segment is expected to show further improvement in results in 2013, largely due to the sale of money-losing outlets and price hikes, continuing the trend that began in the third quarter of 2012.

In January 2013, the Company notified the CEO, Mr. Zeev Vurembrand, that he will be stepping down after his term of five years on the job. Mr. Moti Keren was appointed CEO of Mega Retail. Mr. Shlomo Zohar was appointed chairman of the Na'aman Group in 2012, and Mr. Raviv Brookmayer was appointed CEO of the Na'aman Group.

3 Two more outlets were sold in 2013.

7

The EBIT drop in 2012 is mainly attributed to the decline in the profitability of the food segment from about NIS 242 million in 2010 to about NIS 129 million in 2012. Similarly, the expenses involved in the YouPhone activity also contributed to the operating loss. We project that the EBIT of the supermarket segment will continue to improve in 2013, and the Company will show operating profitability rates of about 2.5% of revenues, similar to the profitability rates in the second half of 2012. The gas station segment stands to show a slight improvement in profit. We assume with a high degree of probability that Kfar Hasha'ashuim will be sold, and therefore stop the losses that this entails. Having said that, there is no full certainty regarding this move and when it will take place. In our assessment, the investments in the YouPhone activity will carry on in 2013 and continue to weigh down on the cash flow and coverage ratios.

There is less certainty regarding the results of the second half of 2013 and 2014. In our assessment, the results will be impacted by the degree to which an updated strategic plan will be implemented according to the policy of the incoming CEO of the Mega chain and the handling of the "Mega Bool" sub-chain, the merging of the logistic center of the non-food segment and the manner in which a third logistic center will be assimilated. We believe that the Company faces managerial challenges in the Mega Bool sub-chain, which specializes in the HD field.

Improvement in the Fuel Segment

The segment of gas stations and commercial complexes, through the holding in the Dor Alon subsidiary, is characterized by a sizeable market share, nationwide deployment and strong brand. The Company's credit rating4 is supported by a substantial market share of about 17% of the gas stations in Israel, broad nationwide deployment of gas stations and convenience stores as well as strong retail branding; over the years the company has managed to maintain stability in results and met forecasts, despite the growing competition in the sector. The Company posts relatively high profitability for the sector which is due, among other things, to the broad retail segment (that includes the AM:PM chain), strong business development in the convenience stores area, an operating concession on Highway 6, and a relatively thin operating expenses structure.

Last year, the fuel marketing segment had to contend with the implications of lowering the marketing margin. The Company proved its ability to compensate for the reduction in marketing margin both by streamlining operations and cutting back on discounts as well as by reducing the credit days to the direct marketing segment. The Company is characterized by relatively low customer credit days compared to the other companies in the sector and low working capital needs for the sector.

4 In January 2013 an A2/stable outlook rating was approved for Dor Alon – see further details.

8

Stability in the real estate field, while raising the debt in connection with the Tel Aviv Wholesale Market Project

Blue Square Real Estate has a high quality financial profile, which includes relatively low leverage for the sector in which it operates, together with substantial funds from operations, including NOI of over NIS 200 million a year, about 85% from the rent of the Mega chain; the Company enjoys good liquidity levels and financial flexibility, including holdings of unencumbered assets worth close to NIS 2 billion (mainly Mega outlets); the Tel Aviv Wholesale Market Project is progressing according to the Company's forecasts. The risk of marketing the apartments has dropped as the developers have managed to sell most of the apartments in the project. On the other hand, while the development risk of the Wholesale Market Project has gone down, the extent of the Company's exposure has risen and continues to rise owing to the increase in debt for this project.

Structural changes in the non-food segment owing to losses in recent years add to the uncertainty

The non-food retail segment operated by the BEE Group posted an operating loss of about NIS 12 million in 2012, following a loss of about NIS 20 million in 2011. These figures do not include losses from the Kfar Hasha'ashuim activity (84 stores as of April 2013, mainly run by franchisees), which has been classified as discontinued activity in the financial statements as of December 31, 2012, given the Company's intention to dispose of the property. Kfar Hasha'ashuim accounted for about 30% of sales in the non-food segment and posted a cumulative net loss of about NIS 42 million in 2011-2012. The losses of the BEE Group in the last two years was also a result of onetime expenses on the relocation to the new logistic center, which was not fully utilized, and significant provisions for franchise debt in the Kfar Hasha'ashuim and Sheshet chains. The Company is acting to merge the activity of BEE with Mega Retail in the aim of more efficiently utilizing the synergy between the supermarket segment and the home products segment in order to cut costs.

Relatively high leverage, declining coverage ratios, expected improvement in the coming months

The consolidated debt as of December 31, 2012 amounted to about NIS 5.38 billion compared to about NIS 4.96 billion at the end of 2011. About NIS 2.25 billion of the consolidated outstanding balance was entered in the balance sheets of Blue Square Real Estate (compared to about NIS 1.7 billion in 2011) and about another NIS 1.8 billion was entered in the balance sheet of Dor Alon (about NIS 1.86 billion in 2011). The outstanding balance finances the retail and non-food activity as well as the solo outstanding balance. Discounting the effect of the real estate activity and discontinued operations, the outstanding debt is similar to the amount owed in 2012 of about NIS 3.0 billion. The rise in Blue Square's debt largely stems from the progress of the investment in the Wholesale Market Project.

9

The debt-to-CAP ratio in the consolidated balance sheet as of December 31, 2012 remained relatively stable at around 76%. This ratio is relatively high for the rating grade, but we are taking into account that the real estate properties used by the supermarket segment are registered in the Company's books at their historical value, whereas according to their value in the balance sheets of Blue Square Real Estate, the fair value of these properties is higher by approximately NIS 1.0 billion from their book value. A conservative adjustment of the value of the real estate properties will bring the ratio to below 70%.

The coverage ratios, weakening of revenue, increase in the consolidated debt, mainly due to the investment in the Wholesale Market Project which is still not generating profit, have impaired the Company's coverage ratio and weakened its financial strength. The adjusted net debt-to-EBITDAR coverage ratio rose from 6.5x, as of December 31, 2011, to 7.2x as of December 31, 2012. The adjusted net debt-to-FFOR coverage ratio rose from 11.3x to 11.7x. We expect that also given a scenario of a certain improvement in the operating results, the Company will retain coverage ratios that are at the lower level of the adjusted ratios for the current rating.	Net debt coverage ratios adjusted to capitalization of leasing fees:

In assessing the coverage ratios, Midroog deducts both the debt and the cash balances in the books of the Blue Square Real Estate subsidiary from the net consolidated debt. At the same time, the remaining debt is adjusted to reflect the capitalization of the rent paid by the Company for properties that it rents from both its subsidiary and from third parties. This adjustment is designed to exclude the effects of the real estate sector from this coverage ratio for comparative purposes. The risk derived from Blue Square Real Estate’s leverage, especially with respect to new development projects in which this subsidiary is involved, is factored in separately.

10

Good liquidity, mostly reliant on cash balances, strong cash flow from current activities, and good access to sources of financing

The Group has demonstrated a high cash-generating ability from its activity over the years. In 2012, the consolidated Group posted cash flow from operating activity of about NIS 298 million (including an investment in real estate inventory of about NIS 250 million) and funds from operations (FFO) of approximately NIS 203 million, down from about NIS 281 million in 2011. The Group's level of liquidity is good in relation to its debt servicing needs, which is reliant on its cash-generating ability from operations, cash balances and high credit card balance based on substantial volumes of widespread and dispersed retail activity. The credit card balance is paid at the beginning of each month, and therefore is not reflected in the balance sheet data. This feature contributes to liquidity and financial flexibility. The Group's liquidity balances total about NIS 707 million as of December 31, 2012. About 56% of the liquidity balances were posted for Blue Square Real Estate and about 30% for Dor Alon. The Company has a fortified control over the negotiable shares of Blue Square Real Estate and Dor Alon, which contribute to financial flexibility. In addition, the Company's assets are not encumbered.

We assess the parent company's liquidity needs to be low in the short and medium terms, and hence weak pressure for a dividend payout. That Said, we also believe that over time a dividend payment will be demanded, as in previous years.

Amortization Schedule of the (Consolidated) Long-term Debt
as of December 31, 2012, in NIS M*:

* The stated debt includes the banking debt and bond debt of all the companies in the Group in addition to the rated debt.

11

Rating Outlook

Factors that can improve the rating:

•	Improvement in EBIT and in the Company's status in the retail sector

•	Substantial decrease in the leverage level

Factors that can lower the rating:

•	Failure over time to meet an adjusted net debt-to-EBITDAR coverage ratio below 7.0

•	Substantial dividend payout which is not backed by cash flow

•	Another downturn in the business status of the food retail segment

Rating History

About the Company

Alon Blue Square Israel Ltd., a public company listed on the Tel Aviv and New York stock exchanges, is Israel’s second largest food retailer. The Company is about 73.2% owned by Alon Israel Oil Company Ltd. ("Alon"), a private holding company engaged in the retail and energy sectors in Israel and overseas. Ownership of the parent company is shared by Bielsol Investments Ltd., a private company jointly owned by David Wiessman and the Biran family, and buyers organizations belonging to kibbutzim and to Mr. David Wiessman. The Company operates today through four major subsidiaries: Mega Retail Ltd. (“Mega” – 100% owned) handles the retail food business; BEE Retail Group, which presently holds about 77% of Na'aman Ltd. and 90% of Kfar Hasha'ashuim; Dor Alon (78.4% holding), one of the leading companies in Israel in the marketing and sale of fuel; Blue Square Real Estate (74.8% holding)5 owns real estate properties, most of which are currently leased for retail activity.

As of 2013, Mr. David Wiessman is the Company's CEO and chief business manager together with Mrs. Limor Ganot. Mr. Yitzhak Bader is the Chairman of the board of directors.

5On May 6, 2013, the Company sold about 3.5% of company shares for about NIS 49 million.

12

Related Reports

Alon Holdings in Blue Square Israel Ltd., January 2012 Rating Report

Alon Holdings in Blue Square Israel Ltd., Initial CP Rating, May 2012

Dor Alon Energy Israel (1988) Ltd., January 2013 Rating Report

Retail Sector - Rating Methodology, Special Report, October 2010

Methodology for Adjusting Financial Ratios, November 2010

Reports published on Midroog's website at www.midroog.co.il.

Date of the report: May 12, 2013

13

KEY FINANCIAL TERMS

Interest	Net financing expenses from Income Statement

Cash Interest	Financing expenses from income statement after adjustments for non-cash flow expenditures from statement of cash flows

Operating profit (EBIT)	Profit before tax, financing and onetime expenses/profits

Operating profit before amortization (EBITA)	EBIT + amortization of intangible assets.

Operating profit before depreciation and amortization (EBITDA)	EBIT + depreciation + amortization of intangible assets.

Operating profit before depreciation, amortization and rent/leasing (EBITDAR)	EBIT + depreciation + amortization of intangible assets + rent + operational leasing.

Assets	Company's total balance sheet assets.

Debt	Short term debt + current maturities of long-term loans + long-term debt + liabilities on operational leasing

Net debt	Debt - cash and cash equivalent – long-term investments

Capitalization (CAP)	Debt + total shareholders' equity (including minority interest) + long-term deferred taxes in balance sheet

Capital investments Capital Expenditures (CAPEX)	Gross investments in equipment, machinery and intangible assets

Funds From Operations (FFO)*	Cash flow from operations before changes in working capital and before changes in other asset and liabilities

Cash Flow from Current Operations (CFO)*	Cash flow from operating activity according to consolidated cash flow statements

Retained Cash Flow (RCF)*	Funds from operations (FFO) less dividend paid to shareholders

Free Cash Flow (FCF)*	Cash flow from operating activity (CFO) - CAPEX - dividends

* It should be noted that in IFRS reports, interest payments and receipts, tax and dividends from investees will be included in the calculation of the operating cash flows, even if they are not entered in cash flow from operating activity.

14

Obligations Rating Scale

Investment grade	Aaa	Obligations rated Aaa are those that, in Midroog's judgment, are of the highest quality and involve minimal credit risk.
	Aa	Obligations rated Aa are those that, in Midroog's judgment, are of high quality and involve very low credit risk.
	A	Obligations rated A are considered by Midroog to be in the upper-end of the middle rating, and involve low credit risk.
	Baa	Obligations rated Baa are those that, in Midroog's judgment, involve moderate credit risk. They are considered medium grade obligations, and could have certain speculative characteristics.

Speculative Investment	Ba	Obligations rated Ba are those that, in Midroog's judgment, contain speculative elements, and involve a significant degree of credit risk.
	B	Obligations rated B are those that, in Midroog's judgment, are speculative and involve a high credit risk.
	Caa	Obligations rated Caa are those that, in Midroog's judgment, have weak standing and involve a very high credit risk.
	Ca	Obligations rated Ca are very speculative investments, and are likely to be in, or very near to, a situation of insolvency, with some prospect of recovery of principal and interest.
	C	Obligations rated C are assigned the lowest rating, and are generally in a situation of insolvency, with poor prospects of repayment of principal and interest.

Midroog applies numerical modifiers 1, 2 and 3 in each of the rating categories from Aa to Caa. Modifier 1 indicates that the bond ranks in the higher end of the letter-rating category. Modifier 2 indicates that the bonds are in the middle of the letter-rating category; and modifier 3 indicates that the bonds are in the lower end of the letter-rating category.

15

Moody's short term ratings describe the ability of issuers to honor short-term financial obligations. Ratings may be assigned to issuers, individual issues and financial instruments. As a rule, short-term obligations are for a period of no more than 13 months, unless indicated otherwise.

Symbol	Definition

Prime – 1	Issuers (or supporting institutions) rated P-1 have a superior ability to repay short-term debt obligations.

Prime – 2	Issuers (or supporting institutions) rated P-2 have a strong ability to repay short-term debt obligations.

Prime – 3	Issuers (or supporting institutions) rated P-3 have an acceptable ability to repay their short-term debt obligations.

Not Prime (N-P)	Issuers rated N-P do not fall within any of the Prime rating categories.

Short- term vs. Long term Ratings

16

Report No.: CTR050513000M

Midroog Ltd., Millennium 17 Ha’Arba'a Street, Tel-Aviv 64739

Tel: 03-6844700, Fax: 03-6855002, www.midroog.co.il

© Copyright 2013, Midroog Ltd. (“Midroog”). All rights reserved.

This document (including the contents thereof) is the property of Midroog and is protected by copyright and other intellectual property laws. There is to be no copying, photocopying, reproduction, modification, distribution, or display of this document for any commercial purpose without the express written consent of Midroog.

All the information contained herein on which Midroog relied was submitted to it by sources it believes to be reliable and accurate. Midroog does not independently check the correctness, completeness, compliance, accuracy or reliability of the information (hereinafter: the "information") submitted to it, and it relies on the information submitted to it by the rated Company for assigning the rating.

The rating is subject to change as a result of changes in the information obtained or for any other reason, and therefore it is recommended to monitor its revision or modification on Midroog's website www.midroog.co.il. The ratings assigned by Midroog express a subjective opinion, and they do not constitute a recommendation to buy or not to buy bonds or other rated instruments. The ratings should not be referred as endorsements of the accuracy of any of the data or opinions, or attempts to independently assess or vouch for the financial condition of any company. The ratings should not be construed as an opinion on the attractiveness of their price or the return of bonds or other rated instruments. Midroog's ratings relate directly only to credit risks and not to any other risk, such as the risk that the market value of the rated debt will drop due to changes in interest rates or due to other factors impacting the capital market. Any other rating or opinion given by Midroog must be considered as an individual element in any investment decision made by the user of the Information contained in this document or by someone on his behalf. Accordingly, any user of the information contained in this document must conduct his own investment feasibility study on the Issuer, guarantor, debenture or other rated document that he intends to hold, buy or sell. Midroog's ratings are not designed to meet the investment needs of any particular investor. The investor should always seek the assistance of a professional for advice on investments, the law, or other professional matters. Midroog hereby declares that the Issuers of bonds or of other rated instruments or in connection with the issue thereof the rating is being assigned, have undertaken, even prior to performing the rating, to render Midroog a payment for valuation and rating services provided by Midroog.

Midroog is a 51% subsidiary of Moody’s. Nevertheless, Midroog's rating process is entirely independent of Moody's and Midroog has its own policies, procedures and independent rating committee; however, its methodologies are based on those of Moody’s.

For further information on the rating procedures of Midroog or of its rating committee, please refer to the relevant pages on Midroog's website.

17